KWESST MICRO SYSTEMS INC.

CHANGE OF AUDITOR NOTICE

TO:	BRITISH COLUMBIA SECURITIES COMMISSION;
ALBERTA SECURITIES COMMISSION;
ONTARIO SECURITIES COMMISSION;
MANITOBA SECURITIES COMMISSION;
NOVA SCOTIA SECURITIES COMMISSION;
FINANCIAL AND CONSUMER SERVICES COMMISSION (NEW BRUNSWICK);
OFFICE OF THE SUPERINTENDENT OF SECURITIES (NEWFOUNDLAND AND LABRADOR);
OFFICE OF THE SUPERINTENDENT OF SECURITIES (PRINCE EDWARD ISLAND) ;
FINANCIAL AND CONSUMER AFFAIRS AUTHORITY OF SASKATCHEWAN.

AND TO:	KPMG LLP, CHARTERED PROFESSIONAL ACCOUNTANTS; MNP LLP, CHARTERED PROFESSIONAL ACCOUNTANTS.

KWESST Micro Systems Inc. (the "Company") gives the following notice in accordance with section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"):

1. KPMG LLP resigned as auditor of the Company on May 15, 2024.

2. The Company hereby confirms that MNP LLP, Chartered Professional Accountants, accepted to act as auditor of the Company and was duly appointed as such on May 22, 2024.

Dated May 22, 2024

KWESST MICRO SYSTEMS INC.

per:                  (s) Kris Denis
                        Kris Denis

                        Chief Financial Officer